Honeydrop INC



ANNUAL REPORT

22660 Pacific Coast Highway, Unit 103

Malibu, CA 90265

0

https://www.honeydrop.com/

This Annual Report is dated May 24, 2022.

BUSINESS

Honeydrop was started as a vision to develop a brand of healthier lemonades containing just a teaspoon of pure raw honey, no refined sugars, made with five simple ingredients, and having just 4g of sugar per bottle. The company markets a line of handcrafted raw cold-pressed juices using Domestic and Manuka raw honey. Most recently we innovated a line of Wellness shots and a line of lip balms infused with raw honey.
Honeydrop's Beverages are never heated and always kept refrigerated while having a 180-day shelf life.

Honeydrop was originally formed as Birch B LLC, a Delaware LLC, in 2006, the Company converted from an LLC to a Delaware C-Corp on July 12th, 2020.

In December 2021, the Honeydrop Board of Directors approved a 1 for 10 Reverse-Split in an effort to clean up the Cap Table to encourage the involvement of new investment opportunities and to recruit talented new employees with equity opportunities.

Previous Offerings

Name: Preferred Units (Former LLC now Common Stock)
Type of security sold: Equity
Friends and Family Round
Final amount sold: $5,671,723.00
Number of Securities Sold: 7,206,684
Use of proceeds: Marketing, Sales and Operating the Company
Date: February 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock (Equity Crowd Raise via Startengine)
Type of security sold: Equity
Final amount sold: $342,709.95
Number of Securities Sold: 530,932
Use of proceeds: Marketing, Sales and Operating the Company
Date: November 27, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Safe Note
Type of security sold: Equity
Final amount sold: $524,000
Number of Securities Sold: TBD
Use of proceeds: Marketing, Sales and Operating the Company
Date: Dec,30 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Net revenue after discounts and allowances for the fiscal year 2021 was $224,375 vs $418,378 for the fiscal year 2020. The -53.6% decrease can be attributed due to COVID 19 as the company was unable to sell its perishable products to numerous independent retailers who ceased operations beginning March, 2020, especially in NYC where the company has its largest concentration of business. In 2019, the company formed distribution partnerships with craft beer distributors to sells its CBD Hemp Lemonades. Unfortunately COVID 19 impacted these distributors who also ceased operations as on-premise accounts (aka bars) closed in March, 2020 which removed a revenue stream in 2020 and 2021 that the company had in 2019. Lastly, traffic at such stores as Whole Foods decreased significantly due to COVID 19 as consumers

shifted their spending to eCommerce and same day shopping (Instacart and Amazon Fresh). Unfortunately, the company did not have its perishable products setup on Amazon during the start of COVID 19 which further reduced sales. The company realized $90,375 in gross profit in FY2021 vs $221,388 in FY2020. Do to the extended effects of COVID 19 including government mandates, diminished workforces, and massive supply chain bottle necks; margins were greatly diminished by the increased cost of goods and shipping. Costs increased 15%-40% for most goods and services across the board in 2021 vs 2020 with extended wait times causing significant delays for production causing out of stock situations.
Historical results and cash flows:

Fast-growing beverage companies typically operate below break-even EBITDA as they grow their brand and spend a large portion of revenue on sales and marketing. We feel our growing consumer awareness and adoption of our products will lead to more favorable COGS and position the company to realize positive EBITDA in the future. The company has yet to realize positive net income or cash flow since its inception. Investors should expect continued net income losses and negative net cash from operating activities in the future, similar to historical results.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $164,298.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has $5069 in short term debt at the close of 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Luks

David Luks's current primary role is with Gamma Labs. David Luks currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Director

Dates of Service: January 01, 2009 - Present

Responsibilities: Operations; David currently does not take any equity or salary compensation. David currently commits approximately 5 hours a week to his role at Honeydrop.

Other business experience in the past three years:

Employer: Gamma Labs

Title: Sales and Operating Advisor

Dates of Service: January 01, 2019 - Present

Responsibilities: Advise on Sales and Production Strategies for the Company

Name: Andrew Lorig

Andrew Lorig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: June 01, 2020 - Present

Responsibilities: Day to Day Management of Marketing, Sales and Operations

Other business experience in the past three years:

Employer: Honeydrop

Title: Chief Marketing Officer

Dates of Service: December 01, 2018 - June 01, 2020

Responsibilities: Managed the marketing strategy of the company.

Name: Lane Cheek

Lane Cheek's current primary role is with Like Minded Entertainment. Lane Cheek currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Creative Director, Board Director

Dates of Service: July 01, 2020 - Present

Responsibilities: Advise Board on Key Business Decisions. Lane Cheek is receiving $60,000 in equity form for work between July 2020 - July 2021. The total # of shares is 86,705 shares which are vested monthly starting July 2020.

Other business experience in the past three years:

Employer: Like Minded Entertainment

Title: Producer

Dates of Service: January 01, 2017 - Present

Responsibilities: Advise Board on Marketing Matters

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Lorig

Amount and nature of Beneficial ownership: 15,928,468

Percent of class: 41.6%

Title of class: Common Stock

Stockholder Name: David Luks

Amount and nature of Beneficial ownership: 6,461,035

Percent of class: 16.9%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 38,319,136 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

The Company has yet to realize EBITDA from operations to date, and there is little likelihood that the Company will realize any EBITDA in the short term. Any profitability in the future will be dependent upon the successful manufacturing, distribution and marketing of the Company's products. Birch may not be able to successfully carry out its business. There can be no assurance that the Company will ever achieve EBITDA. Accordingly, the Company is a highly speculative venture involving significant financial risk.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our shelf stable lemonades using Pulse Technology. Delays or cost overruns in the development of our shelf stable lemonades using Pulse Technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company was formed on 01/01/09. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Honeydrop has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Honeydrop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Honeydrop could harm our reputation and materially negatively impact our financial condition and business.

Cost Overruns or Manufacturing Delays

The Company may experience substantial cost overruns or delays in manufacturing its finished products and creating a strategy for future stages such as marketing and distributing its products, and the Company may not have sufficient capital to successfully complete the development, selling and marketing of its products. The Company may experience substantial cost overruns and delays in developing, manufacturing, marketing and distributing its products, and may not have sufficient capital to successfully complete its projects. The Company may not be able to manufacture or market its products because of industry conditions, general economic conditions, and/or competition from potential manufacturers and distributors. In addition, the commercial success of any product is often dependent upon factors beyond the control of the company attempting to market the product, including, but not limited to, market acceptance of the product and whether or not third parties promote the products through prominent marketing channels and/or other methods of promotion.

Reliance on Third-Parties For Future Research & Development

The Company is subject to risks associated with developing products, which could delay product introductions and result in significant expenditures. The Company continually seeks to refine and improve upon the physical attributes, marketing and distribution of its products. As a result, the Company's business is subject to risks associated with new product development, including its inability to source raw materials and ingredients, unanticipated manufacturing and distribution problems and the possible insufficiency of funds allocated for the completion of development of a particular product. The occurrence of any of these risks could cause a substantial change in the design, delay in the development, or abandonment of new products. Consequently, there can be no assurance that the Company will successfully develop products or successfully bring to market these new products. Additionally, there can be no assurance that, if developed, new products will meet the Company's current price or performance objectives, be developed on a timely basis or prove to be as effective as other products. The inability to successfully complete the development of a product, or a determination not to complete development of a product, particularly in instances in which Birch has made significant expenditures, could have a material adverse effect on the Company's operating results.

Key Man Risk

The Company is dependent upon the services of Andrew Lorig. If Mr. Lorig's services were to become unavailable for any reason, the operation of the Company might be adversely affected in a material manner. The Company currently does not maintain key man life insurance on Mr. Lorig.

Changes to the Supply and Price of Raw Materials

The Company is dependent on a steady supply of raw materials to manufacture and distribute its products. The Company's principal raw materials are honey, fruit juice concentrates, tea leaves, natural flavors and colors, custom glass bottles, closures, labels and other packaging materials. Birch anticipates purchasing its raw materials from multiple suppliers. Though none of the materials or supplies anticipated to be used by the Company is presently in short supply, there have been instances of the inability by manufacturers to consistently source ingredients and raw materials. Additionally, the supply and cost of specific materials could be adversely affected by price changes, weather conditions, strikes, governmental controls, fluctuation in oil and other commodity prices or other factors. In addition, honey bees have been susceptible to certain maladies and disorders, including "colony collapse disorder" which killed off more than a third of commercial honey bees in the U.S. in 2007 and 2008. A decrease in the population of honey bees would likely cause an increase in the price of and/or an interruption in the supply of, honey. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on the Company's business and financial results.

Need for Additional Funds

The Company's ability to access capital will depend on its success in implementing its business plan. Additionally, it will depend upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the implementation of the business plan could be delayed and, accordingly, the implementation of the business strategy would be adversely affected.

Inability To Manage Growth

The Company may be unable to manage its growth. The Company may be unable to successfully manage its growth, which could place a strain on management, operations and financial resources. The Company cannot assure investors that its operating and financial systems, administrative infrastructure, planned production capacity, facilities and personnel will be adequate to support its future operations or to effectively adapt to future growth. If the

Company cannot manage its growth effectively, its business may be harmed.

Inability To Manage Inventory

If the Company does not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted. If the Company fails to meet its delivery schedules, it could damage its relationships with distributors and/or retailers, increase its shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver its products on a timely basis, the Company needs to maintain adequate inventory levels of the desired products. If the inventory of its products held by its distributors and/or retailers is too high, they will not place orders for additional products, which would unfavorably impact the Company.

Reliance on Third Parties to Manufacture and Distribute

The Company does not directly manufacture or distribute products, but instead outsources such manufacturing to bottlers and other contract packers and sells its products to distributors who sell to retailers. If the Company is unable to enter into manufacturing or distribution agreements, or if the manufacturing and distribution agreements are not satisfactory, the Company may not be able to develop or commercialize its products as planned or in a timely manner. In addition, the Company may not be able to contract with third parties to manufacture its products in an economical manner.

Competitive Landscape

The liquid refreshment beverage industry is highly competitive and although the Company believes its products offer unique advantages, the Company cannot guarantee that these unique features are enough to effectively capture a significant enough market share to successfully launch and sustain the Company's products. The Company expects to compete for customers with a number of beverage and liquid refreshment manufacturers, both those that offer products already accepted by the marketplace and also those that offer products that make claims similar to those of our proposed products. There is no guarantee the company can convert consumers to habitually purchase its products. To be competitive, the Company must invest significant resources in research and development, sales and marketing, and customer support. The Company may not have sufficient resources to make these investments or to develop the marketing or distribution channels necessary to be competitive, which in turn will cause its business to suffer and restrict profitability potential.

Changing Consumer Preferences

Changes in consumer preference may reduce demand for the Company's products. Consumers are constantly seeking greater variety in their food and beverage offerings. The Company's future success will depend, in part, upon its continued ability to develop and introduce different and innovative beverages. In order to retain and expand its market share, the Company must continue to develop and introduce different innovative beverages although there can be no assurances of its ability to do so. There can be no assurance that consumers will purchase its products. The beverage industry is subject to changing consumer preferences, and shifts in consumer preferences may adversely affect the Company if it misjudges such preferences. The Company may be unable to achieve volume growth through product and packaging initiatives. The Company also may be unable to penetrate new markets. If the Company's revenues decline, its business, financial condition and results of operations will be adversely affected.

Climate Change

Climate change may negatively affect the Company's business. There is concern that a gradual increase in global average temperatures could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability or increase the cost of certain key ingredients in the Company's products. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt the Company's supply chain or impact demand for the Company's products. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on the Company's business and its results of operations. Sales of the Company's products may also be influenced to some extent by weather conditions in the markets in which the Company operates. Weather conditions may influence consumer demand, which could have an adverse effect on the Company's results of operations.

Regulatory Risk

As a producer of food products, the Company is subject to production, packaging, quality, labeling and distribution standards in each of the jurisdictions where the Company has operations, including those of the U.S. Food, Drug and Cosmetics Act. The Company believes that its current legal compliance program adequately address these concerns and that the Company is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by the Company or otherwise have a material adverse effect on its business, financial condition and results of operations.

Product Liability

The Company may be liable for product liability claims. The Company presently maintains product liability insurance up to $5,000,000. The Company may be liable for claims in excess of $5,000,000 if the consumption of any of its products causes injury, illness or death. The Company also may be required to recall certain of its products that become contaminated or are damaged or mislabeled. Inability to obtain sufficient insurance coverage in the future at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of its product. The Company cannot assure you that it will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the Company's reputation and prospects, and divert management's time and attention. The Company is not currently aware of any material product liability claim against it or product recall that may be required. However, a significant product liability judgment against Birch or a widespread product recall could have a material adverse effect on the business, financial condition and results of operations of the Company. If the Company is sued for any injury allegedly caused by its current or future products, the Company's liability could exceed its total assets and its ability to pay the liability.

Intellectual Property Infringement Claims

The Company may be involved in lawsuits or proceedings to protect or enforce its intellectual property rights or to defend against infringement claims, which could be expensive and time consuming. Litigation may be necessary in the future to enforce the Company's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, in any of these proceedings, a court may decide that its intellectual property rights are not valid or are unenforceable or may refuse to stop the other party from using the intellectual property at issue. An adverse determination of any litigation or defense proceedings could put the use of one or more of its products at risk of being invalidated. In addition, the Company may be enjoined from marketing one or more of its products if a court finds that such products infringe the intellectual property rights of a third party.

Protection of Intellectual Property

If the Company is unable to obtain and maintain protection of its intellectual property, the value of its products may be adversely affected. The Company's business is dependent in part upon the Company's ability to use intellectual property rights to protect its products from competition. To protect its products, the Company has and in the future intends to rely on a combination of trademark, copyright, trade dress, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with any employees and contractors, and confidentiality agreements and protective contractual provisions with any partners, licensors and other third parties. These methods, however, afford the Company only limited protection against competition from other products.

Uncertain economic, credit and political environment

The current global economic, credit and political climate is one of uncertainty. Prior acts of terrorism in the United States, the threat of additional terrorist strikes and the fear of a prolonged global conflict as well as the current Global Pandemic from COVID-19 have exacerbated volatility in the financial and credit markets and can cause consumer, corporate, and financial confidence to weaken, increasing the risk of a "self-reinforcing" economic downturn. A climate of uncertainty may reduce the availability of potential investment opportunities and increase the difficulty of modeling market conditions, reducing the accuracy of the financial projections or may make it difficult or commercially impracticable to obtain credit. Furthermore, such uncertainty may have a material adverse effect upon the results of operations of the Company.

No guaranteed return on investment

No assurance can be given that you will realize a return on your investment or that you will not lose your investment completely. For this reason, you should read this Memorandum, the Subscription Agreement, the Operating Agreement and all of their exhibits carefully, and should consult with your personal attorney, accountant and business advisor prior to making any investment decision.

No distributions planned in the near future

The Company expects that it may not be profitable in the near future and thus does not anticipate declaring or paying any cash distributions in the near future. If the Company becomes profitable, it will likely reinvest those profits for the foreseeable future.

Company with Limited Operating History

We are reliant on one main type of service and have limited operating history. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a small business and the competitive category in which the Company operates.

Limited Operating History

The Company has no track record that would provide a basis for assessing its ability to conduct successful and profitable business activities. Honeydrop may not be successful in carrying out its business objectives. The revenue and income potential of its proposed business and operations are unproven as the lack of operating history makes it difficult to evaluate the future prospects of its business. There is nothing at this time on which to base an assumption that its business operations will prove to be successful or that the Company will ever be able to operate profitably. Accordingly, the Company has a limited track record of successful business activities, strategic decision-making by management, fund-raising ability, and other factors that would allow an investor to assess the likelihood that it will be successful in commercializing its products. There is a substantial risk that Honeydrop will not be successful in implementing its business plan, or if initially successful, in thereafter generating greater operating revenues or in achieving profitable operations.

Cost Overruns or Manufacturing Delays

Honeydrop may experience substantial cost overruns or delays in manufacturing its finished products and creating a strategy for future stages such as marketing and distributing its products, and the Company may not have sufficient capital to successfully complete the development, selling and marketing of its products. The Company may experience substantial cost overruns and delays in developing, manufacturing, marketing and distributing its products, and may not have sufficient capital to successfully complete its projects. The Company may not be able to manufacture or market its products because of industry conditions, reliance on third party plants, general economic conditions, and/or competition from potential manufacturers and distributors. In addition, the commercial success of any product is often dependent upon factors beyond the control of the company attempting to market the product, including, but not limited to, market acceptance of the product and whether or not third parties promote the products through prominent marketing channels and/or other methods of promotion

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 24, 2022.

Honeydrop INC

By   /s/ *Andrew M Lorig*

    Name: Honeydrop INC

    Title: CEO

_____

Exhibit A

FINANCIAL STATEMENTS

_____

2021	January	February
Beginning Cash	2521	$ 23,408.00
Revenue (Growing; rate built into formula)	2500	17361
New Investment Capital (code in)	53570	20488
Burn	$ 35,183.00	$ 18,800.00
Ending Cash	$ 23,408.00	$ 42,457.00
Net Change	$ 23,408.00	$ 19,049.00
Ending Cash/ Burn (Months of Runway)	0.67	2.26

<u>Current Employees</u>		<u>Non-Person</u>
Title	**Monthly Outgoing (Salary + Tax)**	Item
CEO	$ -	Social Media
Jason - Sales	$ 5,416.00	Rent
Taylor - Branding	$ 1,500.00	Blake
		PR
		Design
		Gas
		T&E
		Affiliate Marke
		SM Advertising
		Ad Spend
		Health Insuran
		Car
		Car Insurrance
Total	$ 6,916.00	**Total**

March	April	May	June	July	August	September
$ 42,457.00	$ 39,478.26	$ 60,369.26	$ 23,361.26	$ 74,881.90	$ 50,156.90	$ 43,048.70
21076	0	35,700	84452.66	14454	29243	9000
31748.5	90487.65	0	24848	11221	17512.8	248000
$ 55,803.24	$ 69,596.65	$ 72,708.00	$ 57,780.02	$ 50,400.00	$ 53,864.00	$ 91,405.75
$ 39,478.26	$ 60,369.26	$ 23,361.26	$ 74,881.90	$ 50,156.90	$ 43,048.70	$ 208,642.95
$ (2,978.74)	$ 20,891.00	$ (37,008.00)	$ 51,520.64	$ (24,725.00)	$ (7,108.20)	$ 165,594.25
0.71	0.87	0.32	1.30	1.00	0.80	2.28

nel Expenses		Expected Future Expenses			Future En
Monthly Outgoing		Item	Expense	Month (must match format of li	Title
$ 1,500.00			0		
$ 3,000.00			0		
$ 3,500.00			0		
$ 3,000.00			0		
$ 1,500.00					
$ 3,000.00					
$ 2,500.00					
$ 5,000.00					
$ 3,500.00					
$ 3,000.00					
$ 350.00					
$ 500.00					
$ 450.00					
$ 30,800.00					

October	November	December
$ 208,642.95	$ 163,722.93	$ 118,182.35
	4900	13200
15550.5	11300	112868
$ 60,470.52	$ 61,740.58	$ 78,522.04
$ 163,722.93	$ 118,182.35	$ 165,728.31
$ (44,920.02)	$ (45,540.58)	$ 47,545.96
2.71	1.91	2.11

nployees

Monthly Outgo	Starting Month
$0	

CERTIFICATION

I, Andrew M Lorig, Principal Executive Officer of Honeydrop INC, hereby certify that the financial statements of Honeydrop INC included in this Report are true and complete in all material respects.

Andrew M Lorig

CEO